DB

19010250

SEC Mail Proc

MAR 15 2019

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31955

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securian Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul	MN	55101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Carriere 651-665-3045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

4200 Wells Fargo Center	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, George I. Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securian Financial Services, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

BLAINE D WESTBERG
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Securian Financial Services, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Securian Financial Services, Inc. (the Company) as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

As discussed in note 2 to the financial statements, the Company has changed its method of accounting for revenue recognition in 2018 due to the adoption of ASU 2014-09, *Revenue from Contracts with Customers (ASC Topic 606).*

KPMG

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1984.

Minneapolis, Minnesota
March 13, 2019

SECURIAN FINANCIAL SERVICES, INC.

Statement of Financial Condition

December 31, 2018

(in thousands)

Assets		
Cash and cash equivalents	$	8,243
Securities owned, at fair value		18,651
Commissions receivable		6,664
Income tax recoverable:		
Current		560
Deferred		451
Other receivables		2,019
Software, net of accumulated amortization of $5,693		2,392
Prepaid expenses		1,082
Other assets		682
Total assets	$	40,744
Liabilities and Stockholder's Equity		
Liabilities:		
Commissions payable	$	6,269
Accrued expenses		1,914
Due to affiliates		988
Unearned fees		1,220
Total liabilities		10,391
Stockholder's equity:		
Paid-in capital; 25,000 shares of common stock authorized, no par value; 100 shares issued and outstanding		53,216
Accumulated deficit		(22,863)
Total stockholder's equity		30,353
Total liabilities and stockholder's equity	$	40,744

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Operations

For the year ended December 31, 2018

(in thousands)

Revenues:		
Investment advisory and financial planning fees	$	135,741
Commissions and distribution and service fee income:		
Affiliated variable life, variable annuities and other products		95,955
Variable life, variable annuities, mutual funds and other products		77,926
12b-1 fees from insurance products		16,577
Compliance fee income received from affiliates		1,152
Other income		10,798
Net investment income		393
Net trading investment losses		(788)
Total revenues		337,754
Expenses:		
Commissions on investment advisory and financial planning fees		108,794
Commissions and distribution and service fee expense:		
Affiliated variable life, variable annuities and other products		95,955
Variable life, variable annuities, mutual funds and other products		68,346
12b-1 fees from insurance products		16,577
Salaries and benefits		19,652
Registration fees		1,790
Clearing fees		301
General and administrative expenses		15,099
Total expenses		326,514
Income before income taxes		11,240
Income tax expense (benefit):		
Current		2,416
Deferred		(529)
Total income tax expense		1,887
Net income	$	9,353

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2018

(in thousands)

	Paid-in capital	Accumulated deficit	Total
Balances at December 31, 2017	$ 53,216	$ (27,176)	$ 26,040
Net income	-	9,353	9,353
Change in accounting principle	-	(40)	(40)
Dividend to stockholder	-	(5,000)	(5,000)
Balances at December 31, 2018	$ 53,216	$ (22,863)	$ 30,353

See accompanying notes to financial statements.

SECURIAN FINANCIAL SERVICES, INC.

Statement of Cash Flows

For the year ended December 31, 2018

(in thousands)

Cash flows provided by operating activities		
Net income	$	9,353
Adjustments to reconcile net income to net cash provided by operating activities:		
Software amortization		546
Deferred tax provision		(529)
Change in operating assets and liabilities:		
Decrease in commissions receivable		506
Increase in securities owned		(5,123)
Change in income tax recoverable - current		(984)
Decrease in other assets		122
Increase in other receivables		294
Increase in prepaid expenses		(158)
Decrease in commissions payable		(681)
Increase in accrued expenses		265
Decrease in due to affiliates		(1,051)
Increase in unearned fees		97
Net cash provided by operating activities		2,657
Cash flows used for investing activity		
Additions to capitalized software		(572)
Net cash used for investing activity		(572)
Cash flows used for financing activity		
Dividend to stockholders		(5,000)
Net cash used for financing activities		(5,000)
Decrease in cash and cash equivalents		(2,915)
Cash and cash equivalents at beginning of year		11,158
Cash and cash equivalents at end of year	$	8,243

See accompanying notes to financial statements.

(1) Basis of Presentation and Nature of Business

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The financial statements include the accounts of Securian Financial Services, Inc. (the Company), a wholly-owned subsidiary of Securian Financial Group, Inc. (SFG).

The preparation of the financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported assets and liabilities, including disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a registered broker/dealer in securities under the Securities Exchange Act of 1934. The Company is also a registered investment adviser under the Investment Advisers Act of 1940. The Company is the distributor of Minnesota Life Insurance Company's (Minnesota Life), a subsidiary of SFG, variable and fixed annuity contracts, variable life insurance policies and certain equity indexed annuity contracts and life insurance policies. The Company is also the distributor of Securian Life Insurance Company's (Securian Life), a subsidiary of Minnesota Life, variable life insurance policies and certain equity indexed life insurance policies. Additionally, the Company also sells mutual funds, annuity contracts and insurance policies sponsored by third parties. The Company does not hold or carry securities for customer accounts. The Company clears all customer transactions on a fully disclosed basis with clearing broker/dealers.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently.

(2) Summary of Significant Accounting Policies

Revenue from Contracts with Customers

On January 1, 2018, the Company adopted the new accounting standard for revenue from contracts with customers on a modified retrospective basis. See note 4 for additional information on the adoption of the new standard.

Revenue from contracts with customers is recognized when promised goods or services are delivered to the customers in an amount that reflects consideration the Company expects to receive in exchange for those goods or services (transaction price). Contracts with customers may include multiple services, which are accounted for as separate performance obligations if determined to be distinct. The Company's performance obligations are generally satisfied when the Company transfers the promised good or service to the customer, either at a point in time or over time. Revenue from a performance obligation transferred at a point in time is recognized at the time the customer obtains control over the good or service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts performance transferring control of the good or service. In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved.

The following describes the nature and timing of revenue and cash flows arising from the Company's contracts with customers.

Investment advisory and financial planning fees

The Company earns revenue for performing investment advisory services for certain brokerage customer accounts. The revenue is earned based on a contractual fixed rate applied in arrears, as a percentage, to the market value of assets held in the account. The investment advisory performance obligation is considered a series of distinct services that are substantially the same and are satisfied each day over the contract term. Advisory fees are generally considered to be variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur, and are accrued daily and invoiced or charged on a monthly or quarterly basis.

(*in thousands*)

(2) Summary of Significant Accounting Policies (Continued)

Revenue from Contracts with Customers (Continued)

Investment advisory and financial planning fees (Continued)

The Company earns revenue for providing financial plans to its clients. The revenue earned for each financial plan is a fixed fee (received monthly, quarterly, semi-annually or annually). The financial planning fee is based on the complexity of a client's financial and life situation and the respective advisor's experience. The performance obligation is satisfied at the time the financial plan is delivered to the customer and revenue is recognized at that time. Within the terms of the financial plan contract, the parties of the contract may terminate the contract at any time with proper notification. If the contract is terminated by the customer, the Company is entitled to a transaction price in a pro-rata amount based upon the degree of completion of the financial plan. This pro-rata calculation can result in either amounts due to the Company or amounts refundable to the client.

The Company records a contract liability for the unearned fee when cash is received before the financial plan is delivered and the performance obligations have been satisfied. The financial plan contracts with clients are annual contracts. Amounts recorded as a contract liability are recognized as revenue when the financial plan is delivered, which occurs within the annual period.

The following table provides a summary of changes in the unearned fee liability for the year ended December 31, 2018:

Balance at beginning of year	$	1,041
Fee revenue recognized during the year		(1,041)
Fees received during year not recognized		1,220
Balance at end of year	$	1,220

The difference between the beginning of year and end of year balances of the changes in the Company's unearned fee liability primarily results from the timing of Company's completion of the performance obligation and the receipt of payment for the plan by the client.

As allowed in termination provisions of the contract, a client may cancel their financial plan after the Company has delivered the plan and completed its performance obligation. The Company has historically refunded certain financial planning fees after the performance obligation has been satisfied and revenue has been recognized. The Company calculates a refund based on historical information and includes this liability within accrued expenses on the statement of financial condition. Related to this refund, the Company also calculates the estimate commission paid to the advisor that would be recaptured and includes this within other receivables on the statement of financial condition.

The following table provides a summary of changes in the refund liability for the year ended December 31, 2018:

Balance at beginning of year	$	410
Refunds made during the year		(370)
Fees received during year expected to be refunded		370
Balance at end of year	$	410

The following table provides a summary of changes in the commission recapture asset for the year ended December 31, 2018:

Balance at beginning of year	$	358
Commissions recaptured during the year		(314)
Commissions paid during the year expected to be recaptured		314
Balance at end of year	$	358

The difference between the beginning of year and end of year balances of the changes in the Company's refund liability and related commission recapture asset primarily results from the timing of Company's performance and the ultimate acceptance by the client of the plan.

(Continued)

(2) Summary of Significant Accounting Policies (Continued)

Revenue from Contracts with Customers (Continued)

Commissions and Distribution and Service Fee Income

Variable life, variable annuities, mutual funds and other products

The Company earns commissions, distribution income and service fee revenue for selling affiliated and unaffiliated variable life, fixed and variable annuity products and certain other products. The Company also earns revenue from selling unaffiliated mutual funds. There are multiple performance obligations related to these contracts. The initial performance obligation is satisfied at the time of each individual sale. The portion of the revenue recognized at time of sale (commission revenue) is based on a fixed rate applied, as a percentage, to amounts invested at the time of sale. These revenues are accrued daily and received weekly, monthly, or quarterly. The second portion of revenue, trailing distribution income, is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. Trailing distribution income is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue is not to be recognized until it is probable that a significant reversal will not occur. These revenues are received and recognized weekly, monthly, or quarterly.

The additional performance obligation is related to the service of the client contract, including but not limited to, answering client inquiries and providing fund /contract performance information to clients. The service performance obligation is satisfied over time. This service fee is based on a fixed rate applied, as a percentage, to amounts invested after the date of the initial sale of the contract. The revenue is not to be recognized until it is probable that a significant reversal will not occur. These revenues are received and recognized weekly, monthly, or quarterly.

Relative to the sale of affiliated variable life, fixed and variable annuity products and certain other products, the Company acts as a principal and receives revenue from the affiliate that is paid out directly to the advisor. The Company provides compliance services for these products and, acting as the principal to the contract, the Company recognizes these revenue dollars in a gross manner.

12b-1 fees from insurance products

The Company, as the principal party in the related customer contract, receives 12b-1 fees from the affiliated Securian Funds Trust funds' portfolios and Waddell and Reed Target Portfolios, and under an assignment agreement with Minnesota Life, transfers the 12b-1 fees received in total to Minnesota Life. 12b-1 fee revenue is earned for providing certain services to customers, including, but not limited to, responding to phone inquiries, providing information to distributors and shareholders regarding fund performance and training advisors. These services to customers represent the performance obligation and are considered a series of distinct services that are substantially the same. The revenue is recognized over the time the Company's client owns the investment and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund. The passage of time reflects the satisfaction of the Company's performance obligation. The 12b-1 fee revenue variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment). The revenue is not recognized until it is probable that a significant reversal will not occur.

Compliance Fee income received from affiliates

The Company earns revenue from its affiliated insurance partners for providing advertising compliance services as well as compliance services related to selling of variable life, variable annuity and certain other insurance products. The performance obligation related to compliance services is considered a series of distinct services that are substantially the same and are satisfied over time and recognized each day over the contract term at a fixed rate. These fees are invoiced and collected on a quarterly basis.

(Continued)

(*in thousands*)

(2) Summary of Significant Accounting Policies (Continued)

Revenue from Contracts with Customers (Continued)

Other income

Other income includes fees received from strategic partners for placing and maintaining fund partners and insurance companies' products on the Company's sales platform (subject to the Company's due diligence standards) along with marketing support and sales force education and training. Revenue for these performance obligations is generally calculated as a fixed fee, or as a percentage of the assets. This performance obligation is considered a series of distinct services that are substantially the same and are satisfied over time and recognized each day over the contract term. These fees are invoiced and collected on quarterly basis.

Under a contract with the Company's clearing agent, the Company receives revenue related to money market sweep fees generated on clients' money market cash sweep accounts held at the Company's clearing agent. The performance obligation is the client administration services provided. These administrative services are performed daily and as such, the performance obligation is satisfied daily and revenue is recognized daily based on a fixed rate applied, as a percentage, to the deposits held in the money market cash sweep accounts. These amounts are settled with the Company's clearing agent monthly.

Other income includes fees charged to advisors for providing various services the advisors need to support and grow their practices. These fees include, but are not limited to, training, education, insurance coverage, compliance supervision, technology services and support, licensing fees and other services. These services to advisors represent single performance obligations that are satisfied at the time of the service. The Company recognizes revenues for the gross amount of the fees charged to advisors based on actual services provided. Fees are primarily collected semi-monthly as a reduction of commission payments.

Other income includes fixed transactional fees the Company charges to advisors and their clients for executing certain transactions in brokerage and fee-based advisory accounts. Transactional fee revenue is recognized at the point-in-time that a transaction is executed and the performance obligation is completed, which is trade-date. The fee is collected by the clearing broker dealer at time of trade and settled with the Company on a monthly basis.

The following table presents our total revenue disaggregated by category for the year ending December 31, 2018:

Investment advisory	$	125,299
Financial planning fees		10,442
Sales based commissions		117,966
Trailing distribution income		53,935
Service fee income		1,980
12b-1 fees		16,577
Compliance fee income received from affiliates		1,152
Strategic partner income		1,998
Money market sweep fee income		3,072
Advisor fee income		2,893
Transaction fee income		1,039
Other revenues		1,796
Total revenue from contracts with customers		338,149
Revenue from other sources		(395)
Balance at end of year	$	337,754

Practical expedients

The Company has applied an allowed practical expedient that permits for the non-disclosure of the value of unsatisfied performance obligations for contracts with an original expected length of one year or less.

The Company has also applied an allowed practical expedient that allows for no adjustment to consideration due to a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

(Continued)

(in thousands)

(2) Summary of Significant Accounting Policies (Continued)

Commissions Receivable

As of December 31, 2018, the Company has certain commissions and distribution and service fee income that has been recognized but not received by the Company. These amounts are included in commissions receivable on the statement of financial condition.

The following table provides a summary of changes in the commissions receivable for the year ended December 31, 2018:

Balance at beginning of year	$	7,170
Commissions and distribution and service fees income related to prior year received during the year		(7,170)
Commissions and distribution and service fees income recognized but not received during the year		6,664
Balance at end of year	$	6,664

The difference between the beginning of year and end of year balances of the changes in the Company's commissions receivable primarily results from the timing of Company's completion of the performance obligation and the receipt of payment by the customer.

Commissions and Distribution and Service Fee Expenses and Related Commissions Payable

Commissions and distribution and service fee expenses are recognized on a trade date basis and paid to advisors semi-monthly. Unpaid commission amounts due to advisors are included in commissions payable on the statement of financial condition.

Securities Owned and Related Net Investment Income and Net Trading Investment Losses

Securities owned are comprised of equity securities and are recorded on a trade date basis at fair value on the statement of financial condition. Changes in fair value of equity securities are included in net trading investment losses on the statement of operations. The Company recognizes dividend income upon the declaration of the dividend. Dividend income is included in net investment income on the statement of operations.

Cash and Cash Equivalents

Cash is carried at cost, which approximates fair value. Cash equivalents of sufficient credit quality are carried at fair market value. The Company considers all money market funds to be cash equivalents.

Other Receivables

Other receivables are carried at original amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. At December 31, 2018, the Company had no allowance for doubtful receivables. Other receivables are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past-due other receivables balances.

Income Taxes

The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. The Company is included in the federal tax sharing agreement with Minnesota Mutual Companies, Inc. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

(2) Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded on the financial statements. Any such change could significantly affect the amounts reported on the statement of operations. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the IRS or the tax courts.

The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactments dates. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. Current income taxes are charged to operations based upon amounts estimated to be payable or receivable as a result of taxable operations for the current year.

Software Capitalization

Computer software costs incurred for internal use are capitalized and amortized over a three or five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2018, the Company had unamortized software costs of $2,392.

(3) Risks

The Company's financial statements are based on estimates and assumptions that are subject to significant business, economic and competitive risks and uncertainties, many of which are beyond the Company's control or are subject to change. As such, actual results could differ from the estimates used in the financial statements and the value of the Company's investments, its financial condition and its liquidity could be adversely affected. The following risks and uncertainties, among others, may have such an effect:

- Economic environment and capital markets-related risks such as those related to interest rates and equity markets.
- Business and operational-related risks such as those related to liquidity, competition, cyber or other information security, fraud, and overall risk management.
- Acquisition, disposition, or other structural change related risks.
- Regulatory and legal risks such as those related to changes in fiscal, tax and other legislation, broker-dealer regulation, and accounting standards.

The Company actively monitors and manages risks and uncertainties through a variety of policies and procedures in an effort to mitigate or minimize the adverse impact of any exposures impacting the financial statements.

(in thousands)

(4) New Accounting Pronouncements

Adoption of New Accounting Pronouncements

In March 2018, the FASB issued ASU 2018-05, Income Taxes (Topic 740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118 ("SAB 118"), which codified the Securities Exchange Commission staff issued SAB 118. SAB 118 provided guidance on accounting for the tax effects of H.R. 1 (the "Tax Cuts and Jobs Act" or "New Tax Law") that included providing a measurement period that should not extend beyond one year from the New Tax Law enactment date for companies to complete the accounting under ASC 740. For the period ended December 31, 2017, in accordance with SAB 118, a company was required to reflect the income tax effects of those aspects of the New Tax Law for which the accounting under ASC 740 was completed. To the extent that a company's accounting for certain income tax effects of the New Tax Law was incomplete, but could determine a reasonable estimate, it was required to record a provisional estimate in the financial statements. If a company could not determine a provisional estimate to be included in the financial statements, it was required to continue to apply ASC 740 on the basis of the provisions of the tax laws that were in effect immediately before the enactment of the New Tax Law. The Company applied SAB 118 in completing its accounting for the period ended December 31, 2017, including re-measuring deferred tax assets and liabilities at December 22, 2017. The Company has completed its accounting for the new Tax Law without making any subsequent adjustments during the 12-month measurement period and, as a result, no change has been made to income tax expense for the period ended December 31, 2018.

In November 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments, which clarifies how certain transactions are to be presented on the statement of cash flows. ASU 2016-15 was effective for the annual reporting period beginning January 1, 2018 and was required to be applied on a retrospective basis. The adoption of this guidance did not have an impact on the Company's financial statements other than cash flow presentation.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which is intended to make targeted improvements to the reporting model for financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income along with certain other measurement and disclosure enhancements. ASU 2016-01 was effective for annual reporting periods beginning on January 1, 2018. Prospective application was required with a cumulative-effect adjustment as of the beginning of the period of adoption. The adoption of this guidance did not have an impact on the Company's financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which is a comprehensive new revenue recognition standard that will supersede nearly all existing revenue recognition guidance. The guidance requires an entity to recognize revenue reflecting the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for that good and service. The guidance also requires additional disclosures. An entity may apply the new guidance using one of the following two methods: (1) retrospectively to each prior period presented, or (2) retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. In July 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which defers the effective date of ASU 2014-09 to the annual reporting period beginning January 1, 2018. The Company adopted this guidance on January 1, 2018 and applied it on a modified retrospective basis, which resulted in an immaterial cumulative effect adjustment to accumulated deficit. The adoption of the guidance will not have a material impact on future revenue and net income.

Future Adoption of New Accounting Pronouncements

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement, which modifies the disclosure requirements of assets and liabilities reported at fair value on the balance sheet by removing some requirements and modifying others. ASU 2018-13 is effective for the annual reporting period beginning January 1, 2020 and provides various transition methods by topic that an entity may elect to adopt. Early adoption is permitted. The Company is currently evaluating the impact of this new guidance on its financial statements.

(*in thousands*)

(5) Investments

Fair Value of Financial Instruments

The fair value of the Company's financial assets has been determined using available market information as of December 31, 2018. Although the Company is not aware of any factors that would significantly affect the fair value of financial assets, such amounts have not been comprehensively revalued since that date. Therefore, estimates of fair value subsequent to the valuation date may differ significantly from the amounts presented herein. Considerable judgment is required to interpret market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Fair value is defined as the price that would be received to sell an asset (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company primarily uses the market approach which utilizes prices and other relevant information generated by market transactions involving identical or comparable assets.

The Company is required to categorize its financial assets recorded on the balance sheet according to a three-level hierarchy. A level is assigned to each financial asset based on the lowest level input that is significant to the fair value measurement in its entirety. The levels of fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets in an active market. The types of assets utilizing Level 1 valuations generally include actively traded U.S. equities.

Level 2 – Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable in active markets for identical or similar assets. The Company did not hold any Level 2 securities during 2018.

Level 3 – Fair value is based on at least one or more significant unobservable inputs. These inputs reflect the Company's assumptions about the inputs market participants would use in pricing the assets. The Company did not hold any Level 3 securities during 2018.

The Company uses prices and inputs that are current as of the measurement date. In periods of market disruption, the ability to observe prices and inputs may be reduced, which could cause an asset to be reclassified to a lower level.

Inputs used to measure fair value of an asset may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.

The following table summarizes the Company's financial assets measured at fair value on a recurring basis as of December 31, 2018:

	December 31, 2018			
	Level 1	Level 2	Level 3	Total
Securities owned				
Equities	$ 18,651	$ -	$ -	$ 18.651
Total investments	18,651	-	-	18,651
Cash equivalents	246	-	-	246
Total financial assets	$ 18,897	$ -	$ -	$ 18,897

The Company did not have any financial liabilities that would be required to be measured at fair value as of December 31, 2018.

(*in thousands*)

(5) Investments (Continued)

Fair Value of Financial Instruments (Continued)

The methods and assumptions used to estimate the fair value of financial assets are summarized as follows:

Equity securities

The Company's equity securities consist of investment in common stock of publicly traded companies. The fair value of equity securities are based on quoted market prices in active markets for identical assets are classified within Level 1.

Cash equivalents

Cash equivalents include money market funds. Money market funds are generally valued using unadjusted quoted prices in active markets and are reflected in Level 1.

Transfers of securities among the levels occur at the beginning of the reporting period.

There were no transfers between levels for the year ended December 31, 2018.

The Company did not have any assets or liabilities reported at fair value on a nonrecurring basis.

The portion of net trading investment losses that relates to securities still held at December 31, 2018 was ($788).

Net Investment Income

Securities owned	$	391
Cash equivalents		10
Gross investment income		401
Investment expenses		(8)
Total	$	393

(6) Related Party Transactions

The Company is the distributor of Minnesota Life's fixed and variable annuity, variable life and certain life and annuity indexed products and is also the distributor of Securian Life's fixed annuity, variable life and certain indexed life insurance products. The Company received compliance fees of $1,152 during 2018, which is included in fee income received from affiliates in the statement of operations, from Minnesota Life and Securian Life for performing compliance functions for these products. The Company also recognized commission income, which is included in commissions and distribution and service fee income: affiliated variable life, variable annuities and other products in the statement of operations of $95,955 in 2018 related to distribution activities, of which $1,943 was included in commissions receivable in the statement of financial condition at December 31, 2018.

The Company also has agreements with an affiliate, Securian Trust Company, N.A. (STC), an affiliated national bank. Under these agreements, the Company provides investment advisory services to STC clients and receives referral fees for clients of the Company who name STC trustee of a trust. The Company received fees of $1,147 for the year ended December 31, 2018, of which is $1,022 is included in investment advisory and financial planning fees and $125 is included in commissions and distribution and service fee income: variable life, variable annuities, mutual funds and other products in the statement of operations.

Under management services agreements with Minnesota Life, Securian Life and STC, the Company charges or is charged expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses. The Company either incurs these expenses on behalf of Minnesota Life, Securian Life or STC or these expenses are incurred on behalf of the Company by Minnesota Life, Securian Life or STC. For the year ended December 31, 2018, the Company was charged net expenses totaling $12,197.

(*in thousands*)

(6) Related Party Transactions (Continued)

Under an assignment agreement with Minnesota Life, 12b-1 fees from affiliated Securian Funds Trust, the Waddell and Reed Target portfolios and other mutual funds, are transferred to Minnesota Life. During 2018, $16,577 was received and $16,167 was transferred. $16,577 was included in 12b-1 fees from insurance products revenues and 12b-1 fees from insurance products expenses in the statement of operations.

For the year ended December 31, 2018, included in the $16,577 12b-1 fees from insurance products in the statement of operations is $8,522 of distribution and service fee income related to agreements with certain investment companies managed by an affiliate, Securian Asset Management, Inc., formerly known as Advantus Capital Management, Inc. Such fees are used to pay certain expenses incurred in the distribution of shares of associated mutual funds which have adopted Plans of Distribution pursuant to Rule 12b-1 under the Investment Company Act of 1940 (as amended).

The Company has an agreement with CRI Securities, LLC (CRI). Under this agreement, the Company assists CRI in compliance, training and marketing and provides services such as accounting and auditing. The Company charges expenses related to these activities to the affiliated party and receives reimbursement. For the year ended December 31, 2018, the Company charged expenses totaling $2,427.

Under a marketing services agreement with CRI, the Company pays commissions for the sale of certain insurance products. For the year ended December 31, 2018, the Company paid commissions of $5,170 included in commissions and distribution and service fee expense: variable life, variable annuities, mutual funds and other products on the statement of operations.

The Company has an investment advisory agreement with an affiliate, Securian Asset Management, Inc. Under this agreement, the Company pays quarterly investment management fees based on total assets managed. Investment management fees incurred by the Company during 2018 were $8. At December 31, 2018, there was no amount due to Securian Asset Management, Inc. under this agreement.

(7) Transactions with Clearing Agents

The agreements with the Company's clearing agents provides for clearing charges at a fixed rate multiplied by the number of trades processed by the Company. The clearing agreements also require the Company to maintain a minimum deposit of $120, which is included in other assets on the statement of financial condition.

(8) Income Taxes

The income tax expense (benefit) for the year ended December 31, 2018 consists of the following:

	Current	Deferred	Total
Federal	$ 2,601	$ (190)	$ 2,411
State	(185)	(339)	(524)
	$ 2,416	$ (529)	$ 1,887

The difference between the income tax expense and income taxes computed using the U.S. federal income tax rate of 21% is as follows:

Amount computed using the statutory rate	$ 2,360
State taxes, net of federal benefit	(524)
Other	51
	$ 1,887

(in thousands)

(8) Income Taxes (Continued)

The tax effects of temporary differences that gave rise to the Company's net deferred tax asset at December 31, 2018 are as follows:

Deferred tax assets:		
Net operating losses	$	823
Unearned income		295
Bonus accrual		272
Other		13
Gross deferred tax assets		1,403
Deferred tax liabilities:		
Prepaid expenses		266
Deferred gain on investment		108
Capitalized software		578
Gross deferred tax liabilities		952
Net deferred tax assets	$	451

The gross net operating loss carryforwards, which were generated in various states, amount to $25,132 at December 31, 2018, with the majority expiring beginning in 2027.

As of December 31, 2018, management determined that no valuation allowance was needed related to the benefits of certain state operating loss carryforwards or for other deferred tax items based on management's assessment that it is more likely than not that these deferred tax assets will be realized.

Income taxes paid for the year ended December 31, 2018 were $3,400.

The balance of unrecognized tax benefits was zero as of January 1, 2018 and December 31, 2018.

As of December 31, 2018, the Company did not have any amounts accrued for interest and penalties.

At December 31, 2018, there are no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

Minnesota Mutual Companies, Inc. (MMC) is closed for tax years through 2014. MMC is not currently under IRS exam for any open year.

(9) Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $19,686, which was $18,961 in excess of its required net capital of $725. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 0.55 to 1 at December 31, 2018. The Company's minimum capital, as defined, is required to be greater than 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

(10) Rule 15c3-3

The Company clears all customer transactions on a fully disclosed basis with clearing broker/dealers. The Company does not hold customer funds or safekeep customer securities and therefore claims exemptions from Rule 15c3-3 of the Securities and Exchange Commission under subsections (k)(2)(ii) and (k)(1). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(11) Stock Dividends

During the year ended December 31, 2018, the Company declared and paid cash dividends to SFG in the amount of $5,000.

(12) Contingencies

The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will not have a material adverse effect on operations or the financial position of the Company.

(13) Subsequent Events

The Company evaluated subsequent events through March 13, 2019, the date these financial statements were issued. There were no material subsequent events that required recognition or further disclosure in the Company's financial statements.

Schedule I

SECURIAN FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
as of December 31, 2018
(in thousands)

Stockholder's equity	$	30,353
Deductions - nonallowable assets:		
State income tax recoverable		2,001
Other receivables		2,019
Software, net		2,392
Prepaid expenses		821
Other assets		562
Total nonallowable assets		7,795
Net capital before haircuts on securities		22,558
Haircuts on securities		2,872
Net capital	$	19,686
Total aggregate indebtedness	$	10,882
Net capital	$	19,686
Minimum capital required to be maintained (the greater of $50 or 6-2/3% of aggregate indebtedness of $10,882)		725
Net capital in excess of requirements	$	18,961
Ratio of aggregate indebtedness to net capital		0.55 to 1

There were no material differences in the computation of net capital or aggregate indebtedness between the amounts included in the Company's unaudited December 31, 2018 Part IIA of FOCUS Form X-17A-5 and the above computations.

See accompanying report of independent registered public accounting firm.

Schedule II

SECURIAN FINANCIAL SERVICES, INC.
Computation for Determination of Customer Reserve Requirements and PAB Accounts Reserve Requirements for Broker Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2018

The Company does not carry customer accounts. For the period January 1, 2018 to December 31, 2018, the Company was exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(1) and (k)(2)(ii) for the Company's approved business activities. All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

Schedule III

SECURIAN FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
December 31, 2018

The Company does not carry customer accounts. For the period January 1, 2018 to December 31, 2018, the Company was exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(1) and (k)(2)(ii) for the Company's approved business activities. All customer transactions are cleared through other broker-dealers on a fully disclosed basis.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Securian Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Securian Financial Services, Inc.'s Exemption Report (the Exemption Report), in which (1) Securian Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) and (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2018 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Our review was conducted for the purpose of expressing a conclusion that there are no material modifications that should be made to the statements made by the Company referred to above for them to be fairly stated in all material respects. Management's last paragraph in their report is not a required part of the Exemption Report pursuant to 17 C.F.R § 240.17a-5. We have not reviewed such information and, accordingly, we do not provide any other form of assurance on the information referred to herein.

KPMG LLP

Minneapolis, Minnesota
March 13, 2019

Securian Financial Services, Inc.'s Exemption Report

Securian Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC")(17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(1) and (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 (k)(1) and (k)(2)(ii) throughout the most recent fiscal year, except as described below.

The Company identified **23,084** exceptions, **3,668** of which related to checks transmitted from branch offices to the requisite third parties, and the remaining **19,416** related to checks that were forwarded by the home office to the requisite third parties outside of the timeframes prescribed by 17 C.F.R. 240.15c3-3 (k)(1) and (k)(2)(ii).

During the most recent fiscal year (Covered Period), **3,259** of the **3,668** checks transmitted from the Company's branch offices to the requisite third parties were forwarded no later than the end of the next business day following the check's receipt in a branch office. The remaining **19,416** checks were forwarded by the home office made payable to third parties (such as the Company's clearing firm, insurance company issuers of variable life and annuity products, mutual fund distributors and sponsors of unaffiliated investment advisory programs), originally received by branch offices and forwarded, as required, to the Company's Home Office for processing. These checks did not qualify for relief granted under FINRA Rule 2330 or the SEC No Action Letters, or otherwise did not meet the standards necessary to claim relief. However, the Company forwarded **19,163** of the **19,416** checks to the requisite third party by noon after receipt and approval by the Company's Home Office.

I, George I. Connolly, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

George I. Connolly
President & Chief Executive Officer
Securian Financial Services, Inc.

13 March 2019
Date

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors and Stockholder
Securian Financial Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018, which were agreed to by Securian Financial Services, Inc. (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, and noted no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and

5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Minneapolis, Minnesota
March 13, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2095*********************MIXED AADC 220
31955 FINRA DEC
SECURIAN FINANCIAL SERVICES INC
ATTN:LISA CARRIERE
400 ROBERT ST N STE N
SAINT PAUL, MN 55101-2037

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LISA CARRIERE, 651-665-3045

2. A.	General Assessment (item 2e from page 2)	$ 84,936
B.	Less payment made with SIPC-6 filed (exclude interest) 8/7/2018 Date Paid	(43,594)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 41,342

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 41,342

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SECURIAN FINANCIAL SERVICES INC
(Name of Corporation, Partnership or other organization)

Lisa Carriere
(Authorized Signature)

ACTUARY
(Title)

Dated the 14th day of FEBRUARY, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 337,754,422
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	8,119
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	788,455
Total additions	796,574
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(281,625,603)
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(301,445)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	(281,927,048)
2d. SIPC Net Operating Revenues	$ 56,623,948
2e. General Assessment @ .0015	$ 84,936
	(to page 1, line 2.A.)